Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 16, DATED FEBRUARY 13, 2020
TO THE PROSPECTUS, DATED APRIL 29, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 29, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2019, Supplement No. 2, dated May 16, 2019, Supplement No. 3, dated June 14, 2019, Supplement No. 5, dated July 18, 2019, Supplement No. 6, dated July 23, 2019, Supplement No. 7, dated August 16, 2019, Supplement No. 8, dated August 16, 2019, Supplement No. 9, dated September 16, 2019, Supplement No. 10, dated October 17, 2019, Supplement No. 11, dated October 30, 2019, Supplement No. 12, dated November 14, 2019, Supplement No. 13, dated November 14, 2019, Supplement No. 14, dated December 17, 2019 and Supplement No. 15, dated January 16, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of March 1, 2020;

C.	to disclose the calculation of our January 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.	to provide an update regarding distributions declared; and

E.	to update disclosure in the “Experts” section of the Prospectus.

A.	Status of Our Current Public Offering

As of February 13, 2020, we have received gross proceeds of approximately $511.6 million from the sale of 49.5 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of February 13, 2020, approximately $1,497.9 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $490.5 million of shares available under our distribution reinvestment plan.

B.	March 1, 2020 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of March 1, 2020 (and repurchases as of February 29, 2020) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.66	$10.29
Class S	$10.66	$10.29
Class D	$10.29	$10.29
Class I	$10.29	$10.29

The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2020. The NAV per share as of January 31, 2020 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.	January 31, 2020 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to assist in the determination of our NAV per share and to provide us with a conclusion with respect to the reasonableness of our NAV per share for each class of shares of our common stock. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus concluded that the new NAV per share of our common stock as of January 31, 2020 set forth below is reasonable.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of January 31, 2020 and December 31, 2019 (the NAV per share is the same for each class of shares of our common stock):

	January 31, 2020		December 31, 2019
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$1,708,475	$20.21	$1,676,010	$20.47
Other assets	113,861	1.35	64,406	0.79
Debt and other liabilities	(952,870)	(11.27)	(896,276)	(10.95)
NAV	$869,466	$10.29	$844,140	$10.31
Shares outstanding	84,525		81,848

Hines Global’s consolidated balance sheet as of January 31, 2020 includes a liability of $23.5 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc., (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of January 31, 2020 does not include any liability for distribution and stockholder servicing fees that may become payable after January 31, 2020, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of its common stock.

The valuations of our real properties as of January 31, 2020 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	5.55%	5.77%	6.50%	5.89%	5.86%
Discount rate / internal rate of return (“IRR”)	6.56%	5.88%	6.98%	6.07%	6.36%
Average holding period (years)	8.7	9.2	10.0	10.0	9.3

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.46%	3.07%	2.26%	2.55%	2.95%
	0.25% increase	(3.15)%	(2.81)%	(2.09)%	(3.16)%	(2.87)%
Discount rate (weighted-average)	0.25% decrease	1.77%	1.81%	1.85%	1.59%	1.76%
	0.25% increase	(1.73)%	(1.77)%	(1.80)%	(2.23)%	(1.86)%

D.	Distributions Declared
With the authorization of our board of directors, we declared monthly distributions for the month of February 2020 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

February 2020	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.009	$0.043
Class S Shares	$0.052	$0.009	$0.043
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.009	$0.043
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the close of business on February 29, 2020, and will be paid on the first business day of March 2020. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations

E.	Update to Experts
The following updates the “Experts” disclosure on page 240 of the Prospectus:
The statements included in this Supplement under Section B, “January 31, 2020 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.